SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of September 2004

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒              Form 40-F   ☐

Enclosures:

1.               Nokia Press Release, September 13, 2004:

“Nokia joins the GSM Association”

2.               Nokia Press Release, September 13, 2004:

“GPTC in Libya awards over 120-million-dollar GSM/EDGE and WCDMA 3G deal to Nokia”

3.               Nokia Press Release, September 27, 2004:

“Nokia signs GSM expansion contract with Jiangxi MCC in China worth over 60 million USD”

PRESS RELEASE

September 13, 2004

Nokia joins the GSM Association

Espoo, Finland - Nokia continues its strong and long-term commitment to mobile communications development by joining the GSM Association (GSMA) today. The GSMA is the global trade association that represents more than 660 GSM mobile operators serving some 1.1 billion users across 208 countries and territories.

“On behalf of the global GSM mobile operator community, we are delighted to welcome Nokia to the Association,” said Rob Conway, CEO of the GSM Association and a member of its Board. “Through its increasingly varied strategic initiatives, the GSMA aims to drive success for our operator members and enhance the range and quality of services available to mobile phone users globally. With its insight and experience as a market leader in mobile handsets, and a major force in the infrastructure sector, Nokia can make a major contribution to the success of many of these key industry initiatives.”

Mr Matti Alahuhta, Executive Vice President and Chief Strategy Officer, Nokia explained; “Nokia is an active supporter of GSM/EDGE/WCDMA technologies, and the company is a leading end-to-end supplier worldwide. Operators are key customers of Nokia and we cooperate with them in many areas. Indeed, it is an important objective of ours to work with operators and bring great new innovations to the market together with them. Nokia has decided to join the GSMA as an Associate member in order to further strengthen its relationships with mobile operators.”

Collaboration is a key ingredient in Nokia’s business approach. Nokia works with industry organisations, authorities, research institutes and other companies to further the competitiveness of the company and the strength of the industry as a whole.

The GSM Association’s Board comprises the world’s leading mobile operator groups to provide industry leadership on a wide range of commercial, public policy and strategic matters on behalf of all GSM mobile operators around the world. The mission of the GSMA is to preserve, enhance and promote the interests of GSM operators, representing members with one voice on a wide variety of national, regional and global issues.

About the GSM Association

The GSM Association (GSMA) is the global trade association that exists to promote, protect and enhance the interests of GSM mobile operators throughout the world. At the end of August 2004, it consisted of 650 second and third generation mobile operators and more than 140 manufacturers and suppliers. The Association’s members provide mobile services to approaching 1.1 billion customers across more than 200 countries and territories around the world. The GSMA aims to accelerate the implementation of collectively identified, commercially prioritised operator requirements and to take leadership in representing the global GSM mobile operator community with one voice on a wide variety of issues nationally, regionally and globally.

For more information, visit the website at www.gsmworld.com.

About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on five major exchanges.

Media enquiries:

GSM Association

Tel: +44 20 7518 0530

Email: press@gsm.org

www.gsmworld.com

Nokia

Communications

Tel. +358 7180 34900

e-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

For release
Sept. 13, 2004

GPTC in Libya awards over 120-million-dollar GSM/EDGE and WCDMA 3G deal to Nokia

Nokia will supply state-of-the-art core and radio networks to serve the majority of GPTC’s customers.

Nokia has won a deal, valued at over 120 million USD, to supply GSM/EDGE and WCDMA 3G network equipment to the Libyan General Post and Telecommunications Company (GPTC) for a new nationwide mobile network.  This is Nokia’s first network deal in Libya.  Deliveries begin immediately.

Under the agreement, Nokia will be the main supplier of the new operator’s core network, including packet core, as well as supplier of half of the radio network.  Nokia’s radio network will serve Tripoli and the western half of the country, providing coverage to over 60% of the new operator’s subscriber base.

The majority of the radio network supplied by Nokia will be EDGE-capable, and Nokia will also provide WCDMA 3G capable base stations.  In addition, Nokia will supply its GPRS solution and the Nokia MSC Server System, the new voice core solution for 2G and 3G.  This is the first deployment of a 3GPP Release 4 architecture in Africa.

“We foresee great progress in the telecommunications landscape in Libya,” says Eng. Mohamed  Moammar Al Gathafi, Chairman, GPTC.  “Widespread mobile phone service will bring undisputed benefits for our society, and we are doing our utmost to ensure the highest quality of service.  The agreement with Nokia is a strong indication of our efforts in this arena.”

“We are extremely pleased to be a part of GPTC’s drive to bring quality mobile service to the people of Libya,” says Dr. Walid Moneimne, Senior Vice President, EMEA, Networks, Nokia.  “We are determined to work for the future success of its business, and this deal is proof of our commitment to this market.”

“We are grateful for the trust that GPTC has placed in our strong solutions, implementation expertise, and customer support,” adds Sam Olnen, Sales Director for EMEA, Networks, Nokia.

Nokia will also provide implementation and care services, including network planning, project management, spare part management for multivendor hardware, and training to maintain the competitiveness of GPTC’s new network.  The services will be provided using Nokia NetAct(TM), the only fully-featured, multi-vendor, multi-technology operations support system on a single platform.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and innovative products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Communications

Networks, Nokia

Tel. (Int.) + 358 (0) 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 27, 2004

Nokia signs GSM expansion contract with Jiangxi MCC in China worth over 60 million USD

Jiangxi Mobile Communications Corporations Ltd. (Jiangxi MCC), a subsidiary of China Mobile (HK) Ltd. (CMCC), the largest GSM operator in the world, has signed an agreement with Nokia worth over USD 60 million for the next phase of its GSM network expansion.  Under this extension of an existing agreement, Nokia will supply the latest core and radio network equipment as well as implementation, optimization, and care services.

“Jiangxi MCC is committed to providing the highest quality mobile service and coverage for our customers. We are pleased to be working with our strategic partner, Nokia, given their advanced mobile technologies and expertise,” says Huang Rigao, General Manager, Jiangxi MCC.

“We are pleased to be working with Jiangxi MCC for the past ten years, and witnessed the astounding growth in their subscriber level, network coverage and quality, service offerings, and customer servce excellence. These achievements, accomplished under a very professional and effective management team, are the cornerstone for establishing Jiangxi MCC as the leading operator in the province, and we are pleased to be partnering for that conquest”, says Juha Akras, Senior Vice President and General Manager, Core Networks, Nokia Networks.

“We are proud to continue our long and strategic relationship with Jiangxi MCC and trust that the latest network expansion will support Jiangxi’s continuous business growth and new subscriber requirements,” says -James Lin, Vice President, Networks, Nokia China.

Under the agreement, Nokia will supply its GSM core and radio-access network infrastructure. In addition to network equipment, Nokia will provide the Nokia NetAct(TM) network and service management system, network planning, installation, and project management for efficient network ramp-up, as well as radio network optimization services for enhancing network quality.  A wide range of care services, including software maintenance, will help maintain the competitiveness of the network.

Deliveries have already begun with the aim of bringing the new capacity into use as soon as possible.

Jiangxi Mobile Communications Corporation Ltd. is one of the wholly owned subsidiaries of China Mobile (HK) Ltd. and has offices in eleven cities and 85 districts in the province.

Nokia is committed to long-term development and preferred partnership in China. With innovative technology, Nokia has continuously strengthened its market position in China as a leading supplier of mobile and broadband network systems and mobile phones.  Nokia is the largest exporter in the Chinese mobile telecommunications industry. China is also an important part of Nokia’s global manufacturing and R&D networks. Nokia has five R&D units, four manufacturing sites and widespread operations in China.  The total number of Nokia employees in China is over 4,300.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and innovative products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Nokia, Networks

Communications

Tel. 358 7180 38198

Email: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2004		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel